SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE: Resolution for the Cancellation of Treasury Shares

Woori Financial Group Inc. (“Woori Financial Group”) hereby furnishes this Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) to amend the Report of Foreign Private Issuer on Form 6-K previously furnished on March 13, 2024 under the title “Resolution for the Cancellation of Treasury Shares” (the “Original Report”).

This Amended Report amends the item titled ‘7. Scheduled date of cancellation’ in the Original Report, as Woori Financial Group is expecting to cancel its shares on March 22, 2024. All other information in the Original Report remains unchanged.

Items	Before Amendment	After Amendment
7. Scheduled date of cancellation	—	March 22, 2024 (expected)

ø	Related Disclosure

-	Form 6-K on March 13, 2024, Resolution for the Cancellation of Treasury Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 18, 2024	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President